Mail Stop 3561

September 3, 2009

Joseph L. Griffin, Chief Executive Officer
Hiland Holdings GP, LP
Hiland Partners, LP
205 West Maple, Suite 1100
Enid, Oklahoma 73701

> **Re:** **Hiland Holdings GP, LP, and co-filers**
> **Amendment No. 2 to Schedule 13E-3**
> **Filed August 28, 2009**
> **File No. 5-82081**
>
> **Revised Preliminary Proxy Statement on Schedule 14A**
> **Filed August 28, 2009**
> **File No. 1-33018**
>
> **Hiland Partners, LP, and co-filers**
> **Amendment No. 2 to Schedule 13-E3**
> **Filed August 28, 2009**
> **File No. 5-80564**
>
> **Revised Preliminary Proxy Statement on Schedule 14A**
> **Filed August 28, 2009**
> **File No. 0-51120**

Dear Mr. Griffin:

We have reviewed your letter dated August 28, 2009 in response to our comment letter dated August 25, 2009 and your amended and revised filings, and we have the following comments. Where indicated, we think you should revise your documents in response to these comments. If you disagree, we will consider your explanation as to why our comment is inapplicable or a revision is unnecessary. Please be as detailed as necessary in your explanation. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure. After reviewing this information, we may raise additional comments.

General

1. We note your response to comment 1 in our letter dated August 25, 2009. Also, we note the acknowledgments at the end of your response letter from each filing person. Please revise the first acknowledgment to state that the filing person is responsible for the adequacy and accuracy of the disclosure in the filings and resubmit these acknowledgements from each filing person signed by that filing person.

Hiland Holdings GP, LP

Schedule 13e-3/A

Item 7. Purposes, Alternatives, Reasons and Effects, page 6

2. We refer you to Instruction 3 to Item 1013 of Regulation M-A, which requires disclosure of the effect of the Rule 13e-3 transaction on each affiliate's interest in the net book value and net earnings of the subject company in terms of both dollar amounts and percentages. Please supplement your disclosure to provide this information.

Revised Preliminary Proxy Statement on Schedule 14A

Cover Page

3. We note your response to comment 3 in our letter dated August 25, 2009. Please revise your reference to the location of the definition of affiliate on your cover page to make it more specific than "the section entitled 'The Hiland Partners Merger Agreement' in the attached joint proxy statement." For example, please refer either to the page on which the definition is located, page 162, or the subsection in which the definition is located, "Conditions to Completion of the Hiland Partners Merger." Also, in your definitions on pages 162 and 181, please disclose the affiliates to which you refer.

*   *   *   *   *

        As appropriate, please amend your filings and respond to these comments within 10 business days or tell us when you will provide us with a response. You may wish to provide us with marked copies of any amendments to expedite our review. Please furnish a cover letter with any amendments that keys your responses to our comments and provides any requested information. Detailed cover letters greatly facilitate our review. Please understand that we may have additional comments after reviewing any amendments and responses to our comments.

Please contact John Fieldsend, Staff Attorney, at (202) 551-3343, Mellissa Campbell Duru, Special Counsel, at (202) 551-3757, or me at (202) 551-3720 with any other questions.

Sincerely,

H. Christopher Owings
Assistant Director

cc: Lande Alexandra Spottswood, Esq.
        Vinson & Elkins LLP
        Via Facsimil